SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
53490

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **04/01/2022** AND ENDING **03/31/2023**

      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Saxony Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11152 South Towne Square

(No. and Street)

St. Louis	**MO**	**63123**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Clark	**(314) 963-9336**	bclark@saxonysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N, Ste. 201	**FRANKFORT**	**IL**	**60423**
(Address)	(City)	(State)	(Zip Code)
12/21/2010		**5376**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Clark_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Saxony Securities, Inc._____, as of March 31_____, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: _C FE/ v t̂_

Notary Public

NATHAN MATARAZZI
Notary Public - Notary Seal
St. Louis City - State of Missouri
Commission Number 11038242
My Commission Expires Sep 28, 2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Saxony Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Saxony Securities, Inc. (the "Company") as of March 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Saxony Securities, Inc. as of March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Saxony Securities, Inc.'s auditor since 2001.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 20, 2023


SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2023


ASSETS

Cash and cash equivalents	$ 1,477,989
Receivable from broker/dealers	645,786
Concessions and fees receivable	911,116
Office equipment at cost net of $67,046 accumulated depreciation	246
Right-of-use asset (net of accumulated amortization of $202,596)	1,313,346
Other assets	139,726
TOTAL ASSETS	**$ 4,488,210**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 506,369
Commissions payable	1,938,762
Lease liability	1,357,122
Total Liabilities	$ 3,802,253

SHAREHOLDER'S EQUITY

Common stock	$ 14,081
Additional paid-in capital	1,503,919
Retained earnings(deficit)	(832,043)
Total Shareholder's Equity	$ 685,957
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 4,488,210


The accompanying notes are an integral part of this financial statement.


SAXONY SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2023

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Saxony Securities, Inc. (the "Company") was incorporated in the state of Missouri on July 13, 2001. The Company is a wholly-owned subsidiary of Saxony Holdings, Inc. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).   The Company's principal business activity is the sale of securities. Operations began in February 2002.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

SAXONY SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2023

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Commissions and concessions revenue and related expense arising from securities transaction are recorded on a trade date basis. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings and trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable. Referral revenue is generally based on a percentage of the current market value of clients' investment holdings and assets of investors introduced to related investment opportunities, and is recognized over the period during which the investment is maintained. As referral revenue is based on the market value of the clients' investment holding, this variable consideration is constrained until the market value is determinable.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at several financial institutions and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

SAXONY SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2023

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at March 31, 2023.

Leases - In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective April 1, 2019, using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note 3.

Office Equipment – Depreciation and amortization is provided using the straight-line method over three to ten year periods.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2023, the Company's net capital and required net capital were $448,277 and $165,927, respectively. The ratio of aggregate indebtedness to net capital was 555%.

NOTE 3 - LEASE COMMITMENTS

The Company had an obligation as a lessee for office space with the initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The lease contained a renewal option. Since the Company exercised the renewal option, the optional periods are included in determining the lease term, and associated payments under these renewal options are included in the lease payments. This lease terminated March 31, 2023. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Company entered into a six year lease during the fiscal year for office space with the initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The lease contains two renewal options for three years each. Since the Company plans to exercise the renewal option at this time, the optional periods are included in determining the lease term, and associated payments under these renewal options are included in the lease payments. The base lease terminates September 30, 2027, with the renewal options extending the lease to September 30, 2033. The Company's lease does not include termination options for either party to the lease or restrictive financial covenants. To provide the landlord with additional security, the Company's parent company has executed a corporate guarantee of the lease for the payment of contractual obligations of the Company not otherwise offset or satisfied by the Company. Payments due under the lease contract include fixed payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. These assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

NOTE 3 - LEASE COMMITMENTS – *(Continued)*

The components of lease cost, including other equipment and intangible leases, for the year ended March 31, 2023, is as follows:

Operating lease cost	$ 196,542
Variable lease cost	38,418
Short term lease cost	132,034
Less: reimbursements	(74,075)
Total lease cost	$ 292,919

Other information related to the leases at March 31, 2023:

Weighted average remaining lease term:
    Operating leases – 10.5 years

Weighted average discount rate:
    Operating leases – 3.25 % to 5.5%

Amounts disclosed for ROU asset obtained in exchange for the lease obligation and reductions to ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying amount of ROU asset resulting from new leases, lease modifications or reassessments. Maturities of lease liability under noncancelable operating lease as of March 31, 2023, are as follows:

Year Ended March 31,	Total
2024	$ 133,749
2025	144,364
2026	148,610
2027	152,856
2028	156,677
Thereafter	906,819
Total undiscounted lease payments	$ 1,643,075
Less: Imputed interest	(285,953)
Total lease liability	$ 1,357,122

Other Intangible Operating Leases - The Company has several noncancellable operating leases for quotation, communications and other services. These agreements expire at various dates through December 2025.   In addition, most have automatic renewal periods that range for additional one or two year periods. Total expenses relating to these agreements was $124,030 for the year ended March 31, 2023.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include securities sold, not yet purchased, options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

Since the Company enters into the aforementioned transactions only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT – *(Continued)*

The Company is required to maintain a minimum deposit of $100,000 with the Clearing Broker/dealer to ensure the Company's performance under the agreement. This amount is included in the "Receivable from broker/dealers" on the Statement of Financial Condition. The agreement may be terminated by either party with 90 days prior notification. Additional terms state that if this agreement is terminated prior to August 2023, the Company will be subject to an early termination fee declining from $500,000 to $100,000, as defined in the agreement.

The Company has an informal agreement with its Clearing Broker/dealer to maintain net capital of at least $300,000.

To provide the Clearing Broker/dealer additional security, the Company's parent company has executed a $300,000 letter of guarantee between the bank, the Clearing Broker/dealer and the Company, for the payment of contractual obligations of the Company not otherwise offset or satisfied by funds of the Company of the funds held by the Clearing Broker/dealer.

NOTE 5 - INCOME TAXES

The Company reports its income for federal and state income tax purposes on a con-solidated basis with the income of its parent company, Saxony Holdings, Inc. (Parent). In addition, the Parent uses the calendar year for income tax filings. Since both entities are S-Corporations, the shareholders of the Parent are responsible for any income taxes.

NOTE 6 - COMMISSION REVENUE

Two registered representatives of the Company were responsible for approximately 41% of gross commissions and concessions revenue earned during the year ended March 31, 2023, as stated on the Statement of Income. One of the registered representatives referenced above, responsible for approximately 17% of the gross commissions and concessions revenue, terminated in the fiscal year.

NOTE 7 - OTHER AGREEMENTS

Third Party Broker Agreements - The Company has agreements with other broker/dealers (third party brokers) whereby the third party brokers will introduce securities transactions to the Company and the Company will then introduce the same transactions to the Company's Clearing Broker/dealer (see Note 4). This is commonly referred to as a piggyback arrangement. The third-party brokers receive commissions from the Company for the transactions introduced through the Company to its Clearing Broker/dealer, less certain fees and charges. The agreements have initial 12-month terms that automatically extend for additional 12 month periods.

Either party may terminate the agreements at any time with thirty days prior written notice. Additional terms state that each party will not hire or recruit registered representatives from the other without prior written consent until 12 months have elapsed after the termination of any agreement. These agreements contain the same off-balance-sheet risk as discussed in Note 4.

NOTE 8 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Saxony Holdings, Inc.(SHI). In addition, through common ownership and/or management, the Company is affiliated with Saxony Financial Holdings, LLC (SFH), Saxony Capital Management, LLC (SCM), a SEC registered RIA, Saxony Insurance Agency, LLC (SIA), RECA Group, Inc. (RECA), Patrick Capital Markets, LLC (PCM), a registered broker/dealer and Velocity Advisory Services, LLC, a SEC registered RIA.

As mentioned in Note 3, SHI has executed a corporate guarantee of a lease for office space for the payment of contractual obligations of the Company not otherwise offset or satisfied by the Company.

As mentioned in Note 4, SHI has executed a $300,000 letter of guarantee between its bank, the Clearing Broker/dealer and the Company for the payment of contractual obligations of the Company not otherwise offset or satisfied by funds of the Company held by the Clearing Broker/dealer.

The Company has an agreement with RECA to lease software on a month to month basis. The agreement may be terminated by either party with 30 days written notice. Total payments made by the Company during the year ended March 31, 2023 relating to this agreement were $20,880.

NOTE 8 - RELATED PARTY TRANSACTIONS – *(Continued)*

The Company has an expense sharing agreement with SCM. During the year, the Company was reimbursed $2,459,000 from SCM for commissions, payroll, rent and other expenses the Company paid on SCM's behalf. In addition, the Company collected $2,179,903 of management fees that were paid to SCM and was reimbursed $56,081 of related processing fees by SCM during the year ended March 31, 2023. During the year, the Company was paid $178,249 for processing the management fees noted above. At March 31,2023, there was a receivable of $87, included in Other Assets and a payable of $6,054 included in Commissions Payable, on the Statement of Financial Condition.

The Company incurred expenses to SIA totaling $54,000 for licensing services provided during the year ended March 31, 2023. In addition, the Company was reimbursed $6,000 from SIA for wages and other payroll expenses the Company has paid on SIA's behalf.

The Company has an expense sharing agreement with PCM. During the year, the Company was reimbursed $93,360 for payroll, rent and other expenses the Company has incurred on behalf of PCM during the year ended March 31, 2023. The Company also received $1,532,310 of private placement fees during the year. At March 31,2023, there was a receivable of $149, included in Other Assets on the Statement of Financial Condition.

The Company incurred expenses from an organization which is partially owned by a Shareholder of SHI for software services. Total payments made by the Company during the year ended March 31, 2023, relating to these services, were $18,939.

NOTE 9 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at March 31, 2023, were as follows:

Common stock, $1 par value; 18,000 shares authorized; 14,081 shares issued and outstanding.

Preferred stock, $5 par value, voting, 10% non-cumulative 4,000 shares authorized; none issued and outstanding.

NOTE 10 – RETIREMENT PLAN

Effective January 1, 2017, the Company began a 401(k) retirement plan covering substantially all employees. The Plan provides for employer contributions determined at the discretion of the Company and for employee contributions. Discretionary employer contributions of $75,000 were accrued as of March 2023, for the 2022 calendar year, which are include in accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 11 – LONG-TERM BONUS

During the year, the Company accrued long-term bonuses to several key employees under a long-term bonus plan. All such bonuses are payable at a future date which may vary under the terms of each bonus, provided such employees have continued to be employed by the Company or under certain circumstances. The Company recorded a net expense of $131,052 during the year for long-term bonuses and a related liability of $196,313 for the year ended March 31, 2023, which are included in accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 12 - CONTINGENCIES

The Company, from time to time, is involved in certain claims, arbitrations, and regulatory matters, incidental to it business operations. The Company contests liability and the amount of damages or fines as appropriate in each pending matter. The Company accrues the estimated liability by a charge to income when the Company has information available to it which indicates that it is probable that a liability has been incurred and the Company can reasonably estimate the amount of that liability.

Subject to the foregoing, and based on currently available information and consultation with legal counsel and taking into account its established reserves, management is of the opinion that any claims or potential regulatory matters, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position. However, if during any future period a potential adverse contingency should become probable or be resolved in excess of the established reserves, the results of operations in that period could be materially adversely affected. In addition, there can be no assurances that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be probable or reasonably possible to result in a loss. The Company policy for accounting for legal fees is to record such fees as the services are provided.

NOTE 12 – CONTINGENCIES – *(Continued)*

The Company has been named in a Financial Industry Regulatory Authority (FINRA) arbitration matter. The Company and a registered representative were named as defendants in which the claimant alleges unsuitable investments caused compensatory damages of $10,000,000, along with a request for punitive damages. The arbitration is still in the discovery stages. The Company plans to vigorously defend this matter. At this time, the Company's management and its legal counsel are unable to predict the probable favorable or unfavorable outcome of this examination.

NOTE 13 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Income. For presentation purposes, revenue on the Statement of Income is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at March 31, 2023.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.